SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT:  Tribune Publishing Co.

NAME OF PERSON RELYING ON EXEMPTION: Communications Workers of America

ADDRESS OF PERSON RELYING ON EXEMPTION: 501 Third Street, N.W., 6th Floor, Washington, D.C. 20001

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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THE NEWSGUILD – CWA

501 3rd Street, NW, 6th floor, Washington, DC 20001

(202) 434-7177 Fax (202) 434-1472 newsguild.org

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Dear Tribune Publishing shareholders:

The state treasurers from Maryland, Connecticut, and Illinois have written Tribune Publishing Board Chairman Philip Franklin and CEO Terry Jimenez, urging them to consider a higher bid of $18.50/share for the company from investor Stewart Bainum, Jr. We would like to share that letter with you. Please see attached.

We urge you to resist the low-ball offer of $17.25/share from Alden Global Capital.

We encourage you to vote AGAINST Item 1 of your proxy card for the May 21 Special Meeting of Shareholders.

May 14, 2021

Terry Jimenez
Chief Executive Officer
Tribune Publishing Company

Philip G. Franklin
Chairman, Board of Directors
Tribune Publishing Company

Dear Sirs,

We write to urge the Tribune’s shareholders1 to consider Stewart Bainum’s competing bid of $18.50 per share, higher than the $17.25 per share offered by Alden Global Capital. Our states depend on the timely, reliable information provided by Tribune Publishing newspapers, and we are concerned that the Alden bid would not be in the best interests of Tribute shareholders or the communities it serves.

Loss of local news coverage has real impacts on the economic health of communities and the efficiency of local governments. We know all too well that reduced local news coverage leads to lower voter turnout, increased political partisanship, and less sunlight on the financial decisions made by elected leaders. Indeed, studies show that communities that lack local news coverage see higher costs for municipal borrowing, paying more than their counterparts to build new schools or roads.2

We have observed cutbacks and diminished news coverage in the years since Alden Global Capital began buying up news outlets in the late 2000s through MediaNews Group. That pattern has repeated at Tribune Publishing newspapers after Alden’s purchase of a 31.5% stake in the company in late 2019. Over the last fourteen months, we have seen the company close offices, sell off assets, and gut already thinly staffed newsrooms. The flagship Chicago Tribune has seen two rounds of cuts in just over a year.

Our communities are ill-served by such dramatic cuts in news coverage.

We are hopeful that shareholders will consider Mr. Bainum’s bid for Tribune Publishing. We understand that Mr. Bainum intends to run the Maryland papers through a non-profit, and to sell off Tribune’s other titles to other civic-minded

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[1]	The Connecticut Retirement Plans and Trust Funds are among the shareholders of Tribune Publishing.
[2]	https://www.brookings.edu/wp-content/uploads/2018/04/Murphy-et-al..pdf investors in their respective cities. This model of local, public-spirited ownership will focus on serving the communities’ needs for high-quality news and information.

We urge your board to demand conditions to the sale that will help to ensure that Tribune Publishing -- or any renamed version of the company that should emerge after the sale or merger -- will remain a viable organization that serves the communities that depend on their media properties, including the following:

  Newsroom staffing - populating the news beats that keep our communities informed - will remain at pre-sale levels for the next five years;
  Printing and delivery services will not be shut down or moved out of state;
  Disclosure of the funding sources for the acquisition of Tribune Publishing and the U.S.- and non-U.S. based investors in its funds;
  Ensure lease payments are made to local landlords and pursue brick-and-mortar offices for news staff in the coverage areas they serve; and
  Executives and board members must welcome inquiries from local investors interested in acquiring papers that are part of Tribune or MediaNews Group roster of titles and pursue in good faith deals that will result in local, civic-minded ownership of Tribune properties.

We urge you to ensure a sustainable future for Tribune Publishing and the local newspapers our constituents depend on.

Nancy K. Kopp
Maryland State Treasurer

Michael W. Frerichs Illinois State Treasurer